EXHIBIT 4
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                              HARVEST ENERGY TRUST



                                     - AND -



                          NATIONAL BANK FINANCIAL INC.



                                     - AND -



                              VALIANT TRUST COMPANY




                         SUBSCRIPTION RECEIPT AGREEMENT


                           PROVIDING FOR THE ISSUE OF
                              SUBSCRIPTION RECEIPTS


                              DATED AUGUST 2, 2005



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                                TABLE OF CONTENTS
<

                                                                            PAGE
                                                                            ----
ARTICLE 1  INTERPRETATION                                                      2

1.1 Definitions                                                                2

1.2 Headings                                                                   5

1.3 References                                                                 5

1.4 Certain Rules of Interpretation                                            5

1.5 Day Not a Business Day                                                     6

1.6 Applicable Law                                                             6

1.7 Conflict                                                                   6

1.8 Currency                                                                   6

1.9 Severability                                                               6


ARTICLE 2 ISSUE OF SUBSCRIPTION RECEIPTS                                       6

2.1 Payment Acknowledgement                                                    6

2.2 Terms and Issue of Subscription Receipts                                   7

2.3 Fractional Subscription Receipts                                           7

2.4 Register for Subscription Receipts                                         7

2.5 Registers Open for Inspection                                              7

2.6 Receiptholder not a Unitholder                                             8

2.7 Subscription Receipts to Rank PARI PASSU                                   8

2.8 Signing of Subscription Receipt Certificates                               8

2.9 Certification by the Subscription Receipt Agent                            8

2.10 Issue in Substitution for Subscription Receipt Certificates Lost, etc.    8

2.11 Exchange of Subscription Receipt Certificates                             9

2.12 Charges for Exchange                                                      9

2.13 Transfer and Ownership of Subscription Receipts                           9

2.14 Global Subscription Receipt                                              10

2.15 Limitation on Non-Resident Ownership                                     11

2.16 Listing of Subscription Receipts                                         12

2.17 Right of Rescission                                                      12

ARTICLE 3 SATISFACTION OF ISSUANCE RIGHT OR TERMINATION PAYMENT RIGHT         12

3.1 Notice of the Acquisition                                                 12

3.2 Release of Funds on the Acquisition Date                                  13

3.3 Issue of Trust Units and Payment Thereon                                  13

3.4 Fractions                                                                 14

3.5 Payment on Termination                                                    14

3.6 Cancellation of Surrendered Subscription Receipt Certificates             15

3.7 Additional Payments by the Trust                                          15

ARTICLE 4 INVESTMENT OF PROCEEDS AND PAYMENT OF INTEREST                      16

4.1 Investment of Proceeds                                                    16

4.2 Segregation of Proceeds                                                   16

ARTICLE 5 RIGHTS OF THE TRUST AND COVENANTS                                   16

5.1 Optional Purchases by the Trust                                           16

5.2 General Covenants                                                         16

5.3 Subscription Receipt Agent's Remuneration, Expenses and Indemnification   17

5.4 Performance of Covenants by Subscription Receipt Agent                    18

5.5 Accounting                                                                18

5.6 Payments by Subscription Receipt Agent                                    18

5.7 Regulatory Matters                                                        18

ARTICLE 6 ENFORCEMENT                                                         19

6.1 Suits by Receiptholders                                                   19

6.2 Immunity of Unitholders, etc.                                             19

6.3 Limitation of Liability                                                   19

ARTICLE 7 MEETINGS OF RECEIPTHOLDERS                                          19

7.1 Right to Convene Meetings                                                 19

7.2 Notice                                                                    19

7.3 Chairman                                                                  20

7.4 Quorum                                                                    20

7.5 Power to Adjourn                                                          20

7.6 Show of Hands                                                             20

7.7 Poll and Voting                                                           20

7.8 Regulations                                                               21

7.9 Trust and Subscription Receipt Agent may be Represented                   22

7.10 Powers Exercisable by Extraordinary Resolution                           22

7.11 Meaning of Extraordinary Resolution                                      23

7.12 Powers Cumulative                                                        23

7.13 Minutes                                                                  24

7.14 Instruments in Writing                                                   24

7.15 Binding Effect of Resolutions                                            24

7.16 Holdings by Trust Disregarded                                            24

ARTICLE 8 SUPPLEMENTAL AGREEMENTS                                             24

8.1 Provision for Supplemental Agreements for Certain Purposes                24

ARTICLE 9 CONCERNING THE SUBSCRIPTION RECEIPT AGENT                           25

9.1 Rights and Duties of Subscription Receipt Agent                           25

9.2 Evidence, Experts and Advisers                                            26

9.3 Documents, Monies, etc. Held by Subscription Receipt Agent                27

9.4 Actions by Subscription Receipt Agent to Protect Interest                 27

9.5 Subscription Receipt Agent not Required to Give Security                  27

9.6 Protection of Subscription Receipt Agent                                  27

9.7 Replacement of Subscription Receipt Agent; Successor by Merger            28

9.8 Conflict of Interest                                                      29

9.9 Acceptance of Appointment                                                 29

9.10 Subscription Receipt Agent Not to be Appointed Receiver                  29

ARTICLE 10 GENERAL                                                            29

10.1 Notice to the Trust, Subscription Receipt Agent and the Lead
Underwriter                                             `                     29

10.2 Notice to Receiptholders                                                 30

10.3 Ownership and Transfer of Subscription Receipts                          31

10.4 Evidence of Ownership                                                    31

10.5 Satisfaction and Discharge of Agreement                                  31

10.6 Provisions of Agreement and Subscription Receipts for the Sole
Benefit of Parties and Receiptholders                                         32

10.7 Subscription Receipts Owned by the Trust or its Subsidiaries -
Certificate to be Provided                                                    32

10.8 Effect of Execution                                                      32

10.9 Trust Obligations                                                        32

10.10 Time of Essence                                                         33

10.11 Counterparts                                                            33

                         SUBSCRIPTION RECEIPT AGREEMENT

                  THIS SUBSCRIPTION RECEIPT AGREEMENT made as of the 2nd day of August, 2005.

BETWEEN:

                  HARVEST ENERGY TRUST, a trust established under and governed by the laws of the Province of Alberta
                  (hereinafter referred to as the "TRUST")

AND

                  NATIONAL BANK FINANCIAL INC. (hereinafter referred to as the "LEAD UNDERWRITER"), on behalf of the underwriters who are party to the Underwriting Agreement providing for the issue and sale to investors of the Subscription Receipts

AND

                  VALIANT TRUST COMPANY, a trust company authorized to carry on business in all Provinces of Canada (hereinafter referred to as the "SUBSCRIPTION RECEIPT AGENT")


                  WHEREAS the Trust is proposing to issue and sell Subscription Receipts representing the right to receive Trust Units;

                  AND WHEREAS the Trust and the Lead Underwriter, on behalf of the Underwriters, have agreed that:

         (a) the Proceeds are to be delivered to and held by the Subscription Receipt Agent and invested on behalf of the holders of Subscription Receipts in the manner set forth herein;

         (b) if the Acquisition Time occurs by the Deadline, each holder of Subscription Receipts shall be entitled to receive, without additional consideration, one Trust Unit for each Subscription Receipt held together with the holder's Acquisition Payment less applicable withholding taxes; and

         (c) if the Acquisition Time does not occur by the Deadline, the Acquisition is terminated at any earlier time or the Trust has advised the Lead Underwriter on behalf of the Underwriters or announced to the public that it does not intend to proceed with the Acquisition, the subscription for Trust Units represented by each Subscription Receipt shall be automatically terminated and cancelled and each holder of Subscription Receipts shall be entitled to receive from the Trust an amount equal to the Subscription Price in respect of each Subscription Receipt held together with such holder's PRO RATA share of Earned Interest, less applicable withholding taxes;

                  AND WHEREAS all things necessary have been done and performed to make the Subscription Receipts, when certified by the Subscription Receipt Agent and issued as provided in this Agreement, legal, valid and binding obligations of the Trust with the benefits and subject to the terms of this Agreement;

                  AND WHEREAS the foregoing recitals are by the Trust and the Lead Underwriter, on behalf of the Underwriters, as the context provides, and not by the Subscription Receipt Agent;

                  NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed and declared as follows:

                                    ARTICLE 1
                                 INTERPRETATION

1.1 DEFINITIONS

                  In this Agreement and the recitals, unless there is something in the subject matter or context inconsistent therewith or unless otherwise expressly provided, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

         (a) "ABCA" means the BUSINESS CORPORATIONS ACT (Alberta), R.S.A. 2000, c.B-9, as amended, including the regulations promulgated thereunder;

         (b) "ACQUISITION" means the acquisition of Nexen Canada No. 1, which owns the New Properties and related assets, from the Vendor by Harvest Breeze Trust No. 1 and Harvest Breeze Trust No. 2 pursuant to the Purchase Agreement;

         (c) "ACQUISITION DATE" means the date upon which the closing of the Acquisition takes place, and "ACQUISITION TIME" means the time on the Acquisition Date at which the closing of the Acquisition takes place;

         (d) "ACQUISITION PAYMENT" means an amount per Subscription Receipt equal to the amount per Trust Unit of any cash distributions for which record dates have occurred during the period from and including the date hereof to but excluding the date the Trust Units are issued or deemed to be issued hereunder pursuant to the Subscription Receipts;

         (e) "AGREEMENT" means this agreement, as amended, supplemented or otherwise modified from time to time in accordance with the provisions hereof;

         (f) "BENEFICIAL HOLDER" means any person who holds a beneficial interest in a Subscription Receipt;

         (g) "BOOK-ENTRY ONLY SYSTEM" means the book-based securities transfer system administered by CDS in accordance with its operating rules and procedures in force from time to time;

         (h) "BUSINESS DAY" means a day which is not Saturday or Sunday or a holiday in Calgary, Alberta or Toronto, Ontario;

         (i) "CDS" means The Canadian Depositary for Securities Limited and its successors in interest;

         (j) "CORPORATION" means Harvest Operations Corp., a corporation amalgamated under the ABCA;

         (k) "COUNSEL" means a barrister or solicitor or a firm of barristers or solicitors, who may be counsel for the Trust, acceptable to the Subscription Receipt Agent, acting reasonably;

         (l) "CURRENT MARKET PRICE" means in respect of a Trust Unit on any date, the weighted average trading price of a Trust Unit on the Toronto Stock Exchange for the 5 trading days preceding that date, or, if the Trust Units are not then listed on the Toronto Stock Exchange, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the Board of Directors of the Corporation for such purpose provided, however, that if in the opinion of the Board of Directors of the Corporation the public distribution or trading activity of Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the Board of

Directors of the Corporation in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors of the Corporation shall be conclusive and binding;

         (m)      "DEADLINE" means 5:00 p.m. (Calgary time) September 30, 2005;

         (n) "DEBENTURES" means the 6.5% convertible unsecured subordinated debentures of the Trust offered in conjunction with the Subscription Receipts under the Prospectus;

         (o) "DESIGNATED OFFICE" means the principal stock transfer office of the Subscription Receipt Agent from time to time in the city of Calgary;

         (p) "EARNED INTEREST" means the interest or other income actually earned on the investment of the Escrowed Funds between the date hereof and the earlier to occur of the Acquisition Date and the Termination Date;

         (q) "ESCROWED FUNDS" means the Proceeds, all interest or other income earned and any investments acquired from time to time with such funds;

         (r) "GLOBAL SUBSCRIPTION RECEIPT" means a Subscription Receipt Certificate that is issued to and registered in the name of CDS (or its nominee) pursuant to Section 2.14 hereof;

         (s) "HARVEST BREEZE TRUST NO. 1" means Harvest Breeze Trust No. 1, a trust formed pursuant to the laws of Alberta;

         (t) "HARVEST BREEZE TRUST NO. 2" means Harvest Breeze Trust No. 2, a trust formed pursuant to the laws of Alberta;

         (u) "ISSUE DATE" means the date upon which the notice and press release contemplated by Section 3.1 have been delivered or issued, as the case may be;

         (v)       "ISSUE TIME" means 5:00 p.m. (Calgary time), on the Issue
Date;

         (w)       "LEAD UNDERWRITER" means National Bank Financial Inc.;

         (x) "NEW PARTNERSHIP" means Nexen Canada No. 1, a general partnership formed under the laws of Alberta;

         (y) "NEW PROPERTIES" means crude oil and natural gas properties held in the New Partnership and related assets to be indirectly acquired by Harvest Breeze Trust No. 1 and Harvest Breeze Trust No. 2 pursuant to the Purchase Agreement, described in more detail in the Prospectus under the heading "Information Concerning the New Properties";

         (z) "NON-RESIDENTS" means non-residents of Canada within the meaning of the INCOME TAX ACT (Canada) and the regulations promulgated thereunder, as amended from time to time;

         (aa) "PERSON" includes an individual, corporation, company, partnership, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof;

         (bb) "PROCEEDS" means the amount of $26.90, being an amount equal to the Subscription Price, for each Subscription Receipt issued, being an aggregate of $175,000,640;

         (cc) "PROSPECTUS" means the English language version (unless the context indicates otherwise) of the (final) short form prospectus of the Trust dated July 20, 2005 relating to, INTER ALIA, the distribution of the Subscription Receipts and the Debentures in all of the Provinces of Canada and, unless the context otherwise requires, includes all documents incorporated therein by reference and any amendments thereto;

         (dd) "PURCHASE AGREEMENT" means the partnership purchase and sale agreement dated June 23, 2005 among Harvest Breeze Trust No. 1, Harvest Breeze Trust No. 2 and the Vendor;

         (ee) "RECEIPTHOLDERS", or "HOLDERS" means the holders registered holders from time to time of Subscription Receipts;

         (ff) "RECEIPTHOLDERS' REQUEST" means an instrument signed in one or more counterparts by Receiptholders entitled to acquire in the aggregate not less than 25% of the then outstanding Subscription Receipts, requesting the Subscription Receipt Agent to take some action or proceeding specified therein;

         (gg) "SUBSCRIPTION PRICE" means the sum of $26.90 per Subscription Receipt;

         (hh) "SUBSCRIPTION RECEIPT AGENT" means Valiant Trust Company or its successors from time to time under this Agreement;

         (ii) "SUBSCRIPTION RECEIPT CERTIFICATE" means a certificate evidencing Subscription Receipts in the form attached as Schedule A hereto;

         (jj) "SUBSCRIPTION RECEIPTS" means the subscription receipts issued and certified hereunder and from time to time outstanding, each Subscription Receipt evidencing the rights set out in Subsection 2.2(a);

         (kk) "SURRENDER FORM" means the surrender form on the Subscription Receipt Certificate;

         (ll)     "TERMINATION DATE" means the earliest of: (i) the Deadline;
         (ii) the date upon which the Trust delivers to the Lead Underwriter, on behalf of the Underwriters, and to the Subscription Receipt Agent, a notice executed by the Trust that the Acquisition has been terminated or that the Trust does not intend to proceed with the Acquisition, and
         (iii) the date upon which the Trust announces to the public that it does not intend to proceed with the Acquisition;

         (mm) "TERMINATION PAYMENT TIME" means 5:00 p.m. (Calgary time) on the second Business Day after the Termination Date;

         (nn)     "TRUST" means Harvest Energy Trust;

         (oo) "TRUST INDENTURE" means the amended and restated trust indenture dated January 1, 2004 between the Trustee and the Corporation as such indenture may be further amended by supplemental indentures from time to time;

         (pp) "TRUST UNITS" means the units of the Trust issued pursuant to the Trust Indenture, each unit evidencing an undivided beneficial interest in the Trust;

         (qq)     "TRUSTEE" means the trustee of the Trust from time to time;

         (rr) "UNDERWRITERS" means, collectively, National Bank Financial Inc., TD Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., Canaccord Capital Corporation, GMP Securities Ltd., FirstEnergy Capital Corp., Tristone Capital Inc., Haywood Securities Inc. and Raymond James Ltd.;

         (ss) "UNDERWRITING AGREEMENT" means the agreement dated as of July 11, 2005 among the Trust, the Corporation and the Underwriters in respect of the offering of Subscription Receipts and Debentures by the Trust;

         (tt) "UNITHOLDERS" means the registered holders from time to time of Trust Units;

         (uu) "VENDOR" means Nexen Inc. and certain corporations and partnerships controlled by it; and

         (vv) "WRITTEN REQUEST OF THE TRUST" and "CERTIFICATE OF THE TRUST" mean, respectively, a written request and certificate signed in the name of the Trust by the Trustee or by the Corporation in its capacity as administrator of the Trust and may consist of one or more instruments so executed.


1.2 HEADINGS

                  The headings, the table of contents and the division of this Agreement into Articles and Sections are for convenience of reference only and shall not affect the interpretation of this Agreement.

1.3 REFERENCES

                  Unless otherwise specified in this Agreement:

         (a) references to Articles, Sections, and Schedules are to Articles, Sections, and Schedules in this Agreement; and

         (b) "hereto", "herein", "hereby", "hereunder", "hereof " and similar expressions, without reference to a particular provision, refer to this Agreement.

1.4 CERTAIN RULES OF INTERPRETATION

                  Unless otherwise specified in this Agreement:

         (a)      the singular includes the plural and VICE VERSA; and
         (b) references to any gender shall include references to all genders.

1.5 DAY NOT A BUSINESS DAY

                  In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

1.6 APPLICABLE LAW

                  This Agreement and the Subscription Receipts shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

1.7 CONFLICT

                  In the event of a conflict or inconsistency between a provision in the body of this Agreement and in any Subscription Receipt Certificate issued hereunder, the provision in the body of this Agreement shall prevail to the extent of the inconsistency.

1.8 CURRENCY

                  All dollars amounts expressed in this Agreement and in the Subscription Receipts are in lawful money of Canada and all payments required to be made hereunder or thereunder shall be made in Canadian dollars.

1.9 SEVERABILITY

                  Each of the provisions in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any of the other provisions hereof.

                                    ARTICLE 2

                         ISSUE OF SUBSCRIPTION RECEIPTS

2.1 PAYMENT ACKNOWLEDGEMENT

         (a) The Subscription Receipt Agent hereby acknowledges receipt from the Lead Underwriter of a wire transfer of funds in the aggregate amount of $175,000,640 and confirms that such funds have been deposited in a segregated account in the name of the Trust designated as "Harvest Energy Trust - Sub. Receipts", or as otherwise directed by the Trust and the Lead Underwriter, and the Subscription Receipt Agent will retain such amount in accordance with the terms of this Agreement pending payment of such amount in accordance with the terms of this Agreement.

         (b)      The Trust hereby:

                  (i) acknowledges that the amount received by the Subscription Receipt Agent pursuant to Section 2.1(a) in accordance with the Trust's direction to the Lead Underwriter, represents payment in full by the Underwriters of the Subscription Price for 6,505,600 Subscription Receipts; and

                  (ii) irrevocably directs the Subscription Receipt Agent to retain such amount in accordance with the terms of this Agreement pending payment of such amount in accordance with the terms of this Agreement.


2.2 TERMS AND ISSUE OF SUBSCRIPTION RECEIPTS

         (a) Each Subscription Receipt shall evidence the right of the holder: (i) if the Acquisition Time occurs by the Deadline, to receive, for no additional consideration, one Trust Unit plus such holder's Acquisition Payment, if any, less applicable withholding taxes; or (ii) if the Acquisition Time does not occur by the Deadline, the Acquisition is terminated at any earlier time or the Trust has advised the Underwriters or announced to the public that it does not intend to proceed with the Acquisition, to receive an amount equal to the sum of the Subscription Price and such holder's PRO RATA share of the Earned Interest, less applicable withholding taxes, all in the manner and on the terms and conditions set out in this Agreement.

         (b) A maximum of 6,505,600 Subscription Receipts are hereby created and authorized to be issued.

         (c) The Subscription Receipt Certificates (including all replacements issued in accordance with this Agreement) shall be substantially in the form attached hereto as SCHEDULE "A", shall bear such distinguishing letters and numbers and such legends as the Trust may, with the approval of the Subscription Receipt Agent, prescribe, and shall be issuable in any whole number denominations.

         (d) The Subscription Receipt Agent is hereby directed, immediately following the execution and delivery of this Agreement, to execute, issue and deliver to the Lead Underwriter, on behalf of the Underwriters, one definitive Global Subscription Receipt Certificate representing 5,997,600 Subscription

Receipts registered in the name of CDS (or its nominee) and one definitive Global Subscription Receipt Certificate representing 508,000 Subscription Receipts (bearing a legend as to U.S. resale restrictions) registered in the name of CDS (or its nominee).


2.3 FRACTIONAL SUBSCRIPTION RECEIPTS

                  No fractional Subscription Receipts shall be issued or otherwise provided for hereunder.

2.4 REGISTER FOR SUBSCRIPTION RECEIPTS

                  The Trust hereby appoints the Subscription Receipt Agent as registrar of the Subscription Receipts, and the Trust shall cause to be kept by the Subscription Receipt Agent at the Designated Office, a securities register in which shall be entered the names and addresses of holders of Subscription Receipts and the other particulars, prescribed by law, of the Subscription Receipts held by them. The Trust shall also cause to be kept by the Subscription Receipt Agent at the Designated Office the register of transfers, and may also cause to be kept by the Subscription Receipt Agent, at such place or places approved by the Subscription Receipt Agent, branch registers of transfers in which shall be recorded the particulars of the transfers of Subscription Receipts registered in that branch register of transfers.

2.5 REGISTERS OPEN FOR INSPECTION

                  The registers hereinbefore referred to shall be open at all reasonable times during regular business hours of the Subscription Receipt Agent on a Business Day for inspection by the Trust, the Subscription Receipt Agent or, subject to applicable law, any Receiptholder. The Subscription Receipt Agent shall, from time to time when requested so to do by the Trust, furnish the Trust with a list of the names and addresses of Receiptholders entered in the registers kept by the Subscription Receipt Agent and showing the number of Subscription Receipts held by each such holder.

2.6 RECEIPTHOLDER NOT A UNITHOLDER

                  Nothing in this Agreement or in the holding of a Subscription Receipt evidenced by a Subscription Receipt Certificate or otherwise, shall confer or be construed as conferring upon a Receiptholder any right or interest whatsoever as a Unitholder, including, but not limited to, the right to vote at, to receive notice of, or to attend meetings of Unitholders, or the right to receive distributions or any continuous disclosure materials of the Trust. Receiptholders are entitled to exercise the rights expressly provided for in the Subscription Receipts and this Agreement on the terms and conditions set forth herein.

2.7 SUBSCRIPTION RECEIPTS TO RANK PARI PASSU

                  All Subscription Receipts shall rank PARI PASSU, whatever may be the actual date of issue of same.

2.8 SIGNING OF SUBSCRIPTION RECEIPT CERTIFICATES

                  The Subscription Receipt Certificates shall be signed by an officer of the Corporation, the Trust's administrator, on behalf of the Trust. The signature of such officer may be mechanically reproduced in facsimile and Subscription Receipt Certificates bearing such facsimile signature shall, subject to Section 2.9, be binding upon the Trust as if they had been manually signed by such officer. Notwithstanding that the person whose manual or facsimile signature appears on any Subscription Receipt Certificate as such officer may no longer hold such position at the date of such Subscription Receipt Certificate or at the date of certification or delivery thereof, any Subscription Receipt Certificate signed as aforesaid shall, subject to Section 2.9, be valid and binding upon the Trust and the holder thereof shall be entitled to the benefits of this Agreement.

2.9 CERTIFICATION BY THE SUBSCRIPTION RECEIPT AGENT

         (a) No Subscription Receipt Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the holder to the benefit hereof until it has been certified by manual signature by or on behalf of the Subscription Receipt Agent, and such certification by the Subscription Receipt Agent upon any Subscription Receipt Certificate shall be conclusive evidence as against the Trust that the Subscription Receipt Certificate so certified has been duly issued hereunder and that the holder is entitled to the benefits hereof.

         (b) The certification of the Subscription Receipt Agent on Subscription Receipt Certificates issued hereunder shall not be construed as a representation or warranty by the Subscription Receipt Agent as to the validity of this Agreement or the Subscription Receipt Certificates (except the due certification thereof) and the Subscription Receipt Agent shall in no respect be liable or answerable for the use made of the Subscription Receipt Certificates or any of them or of the consideration therefor except as otherwise specified herein. The certificate by or on behalf of the Subscription Receipt Agent on Subscription Receipt Certificates shall constitute a representation and warranty by the Subscription Receipt Agent that the said Subscription Receipt Certificates have been duly certified by or on behalf of the Subscription Receipt Agent pursuant to the provisions of this Agreement.


2.10 ISSUE IN SUBSTITUTION FOR SUBSCRIPTION RECEIPT CERTIFICATES LOST, ETC.

         (a) In case any Subscription Receipt Certificate shall become mutilated or be lost, destroyed or stolen, the Trust, subject to applicable law and compliance with paragraph (b) below, shall issue and thereupon the Subscription Receipt Agent shall certify and deliver, a new Subscription Receipt Certificate of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Subscription Receipt Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Subscription Receipt Certificate, and the substituted Subscription Receipt Certificate shall be in a form approved by the Subscription Receipt Agent and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Subscription Receipt Certificates issued or to be issued hereunder.

         (b) The applicant for the issue of a new Subscription Receipt Certificate pursuant to this Section 2.10 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Trust and to the Subscription Receipt Agent such evidence of ownership and of the loss, destruction or theft of the Subscription Receipt Certificate so lost, destroyed or stolen as shall be satisfactory to the Trust and to the Subscription Receipt Agent in their sole discretion, and such applicant may also be required to furnish an indemnity or security in amount and form satisfactory to the Trust and the Subscription Receipt Agent in their sole discretion and shall pay the reasonable charges of the Trust and the Subscription Receipt Agent in connection therewith.

2.11 EXCHANGE OF SUBSCRIPTION RECEIPT CERTIFICATES

         (a) Subscription Receipt Certificates may, upon compliance with the reasonable requirements of the Subscription Receipt Agent, be exchanged for another Subscription Receipt Certificate or Subscription Receipt Certificates entitling the holder thereof to, in the aggregate, the same number of Subscription Receipts as represented by the Subscription Receipt Certificates so exchanged.

         (b) Subscription Receipt Certificates may be surrendered for exchange only at the Designated Office during regular business hours of the Subscription Receipt Agent.

2.12 CHARGES FOR EXCHANGE

                  Except as otherwise herein provided, the Subscription Receipt Agent may charge to the holder requesting an exchange a reasonable sum for each new Subscription Receipt Certificate issued in exchange for Subscription Receipt Certificate(s). Payment of such charges and reimbursement of the Subscription Receipt Agent or the Trust for any and all stamp taxes or governmental or other charges required to be paid shall be made by such holder as a condition precedent to such exchange.

2.13 TRANSFER AND OWNERSHIP OF SUBSCRIPTION RECEIPTS

         (a) Subject to Sections 2.13(d), 2.14 and 2.15, there are no restrictions on the transfer of the Subscription Receipts. However, the Subscription Receipts may only be transferred on the register kept at the Designated Office by the holder or his legal representatives or his attorney duly appointed by an instrument in writing. Upon surrender for registration of transfer of Subscription Receipts at the Designated Office and upon compliance with Sections 2.14 and 2.15, the Trust shall issue and thereupon the Subscription Receipt Agent shall certify and deliver a new Subscription Receipt Certificate of like tenor in the name of the designated transferee. If less than all the Subscription Receipts evidenced by the Subscription Receipt Certificate(s) so surrendered are transferred, the transferor shall be entitled to receive, in the same manner, a new Subscription Receipt Certificate registered in his name evidencing the Subscription Receipts not transferred. However, notwithstanding the foregoing, Subscription Receipts shall only be transferred upon:

                  (i) payment to the Subscription Receipt Agent of a reasonable sum for each new Subscription Receipt Certificate issued upon such transfer, and reimbursement of the Subscription Receipt Agent or the Trust for any and all stamp taxes or governmental or other charges required to be paid in respect of such transfer; and

                  (ii) such reasonable requirements as the Subscription Receipt Agent may prescribe,


         and all such transfers shall be duly noted in such register by the Subscription Receipt Agent.

         (b) The Trust and the Subscription Receipt Agent shall deem and treat the registered owner of any Subscription Receipt as the beneficial owner thereof for all purposes and neither the Trust nor the Subscription Receipt Agent shall be affected by any notice to the contrary.

         (c) The transfer register in respect of Subscription Receipts shall be closed at 5:00 p.m. (Calgary time) at the Designated Office, on the earlier to occur of the Acquisition Date and the Termination Date (subject to settlement).

         (d) The Subscription Receipt Agent shall promptly advise the Trust of any requested transfer of Subscription Receipts. The Trust shall be entitled, and may direct the Subscription Receipt Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Subscription Receipts on the registers referred to in this Article, if such transfer would constitute a violation of the securities laws of any jurisdiction or the rules, regulations or policies of any regulatory authority having jurisdiction.

         (e) Subject to the provisions of this Agreement and applicable law, a Receiptholder shall be entitled to the rights and privileges attaching to the Subscription Receipts. Either the issue and delivery of Trust Units and the payment of the Earned Interest and applicable Acquisition Payment, each less applicable withholding taxes, as provided in Section 3.3, or the payment of the Subscription Price and the Earned Interest, each less applicable withholding taxes, as provided in Section 3.5, all in accordance with the terms and conditions herein contained, shall discharge all responsibilities of the Trust and the Subscription Receipt Agent with respect to such Subscription Receipts and neither the Trust nor the Subscription Receipt Agent shall be bound to inquire into the title of a Receiptholder or a transferee of Subscription Receipts who surrenders a Subscription Receipt Certificate.

         GLOBAL SUBSCRIPTION RECEIPT

         (a) Unless the Book-Entry Only System is terminated, Subscription Receipt Certificates will only be issued in the form of one or more Global Subscription Receipt certificates, which will be registered in the name of and deposited with CDS (or its nominee).

         (b) Unless the Book-Entry Only System is terminated, owners of the beneficial interests in the Subscription Receipts shall not be entitled to have Subscription Receipts registered in their names, shall not receive or be entitled to receive Subscription Receipt Certificates in definitive form and shall not be considered owners or holders thereof under this Agreement or any supplemental agreement except in circumstances where CDS resigns or is removed from its responsibility and the Subscription Receipt Agent is unable or does not wish to locate a qualified successor. Beneficial interests in the Global Subscription Receipt will be represented only through the Book-Entry Only System. Transfers of Subscription Receipts between CDS participants shall occur in accordance with CDS' rules and procedures. The Trust and the Subscription Receipt Agent shall not have any responsibility or liability for any aspects of the records relating to or payments made by CDS, or its nominee, on account of the beneficial interests in the Subscription Receipts. Nothing herein shall prevent the owners of beneficial interests in the Subscription Receipts from voting such Subscription Receipts using duly executed proxies.

         (c) All references herein to actions by, notices given or payments made to Receiptholders shall, where Subscription Receipts are held through CDS, refer to actions taken by, or notices given or payments made to, CDS upon instruction from the CDS participants in accordance with its rules and procedures. For the purposes of any provision hereof requiring or permitting actions with the consent of or at the direction of Receiptholders evidencing a specified percentage of the aggregate Subscription Receipts outstanding, such direction or consent may be given by holders of Subscription Receipts acting through CDS and the CDS participants owning Subscription Receipts evidencing the requisite percentage of the Subscription Receipts. The rights of a Receiptholder whose Subscription Receipts are held through CDS shall be exercised only through CDS and the CDS participants and shall be limited to those established by law and agreements between such holders and CDS and the CDS participants upon instructions from the CDS participants. Each of the Subscription Receipt Agent and the Trust may deal with CDS for all purposes (including the making of payments) as the authorized representative of the respective Receiptholders and such dealing with CDS shall constitute satisfaction or performance, as applicable, of their respective obligations hereunder.

         (d) For so long as Subscription Receipts are held through CDS, if any notice or other communication is required to be given to Receiptholders, the Subscription Receipt Agent will give such notices and communications to CDS.

         (e) If CDS resigns or is removed from its responsibility as depository and the Subscription Receipt Agent is unable or does not wish to locate a qualified successor, CDS shall surrender the Global Subscription Receipts to the Subscription Receipt Agent with instructions for registration of Subscription Receipts in the name and in the amount specified by CDS and the Trust shall issue and the Subscription Receipt Agent shall certify and deliver the aggregate number of Subscription Receipts then outstanding in the form of definitive Subscription Receipt Certificates representing such Subscription Receipts.

                  LIMITATION ON NON-RESIDENT OWNERSHIP

                  At no time may more than one-half of the outstanding Trust Units be held by Non-Residents. The Trust may direct the Subscription Receipt Agent to require declarations as to the jurisdictions in which beneficial owners of Subscription Receipts are resident, which will be delivered to the Subscription Receipt Agent. If the Subscription Receipt Agent becomes aware, as a result of such declarations as to beneficial ownership or otherwise, that the beneficial owners of 49% of the Trust Units then outstanding (on a fully-diluted basis assuming Trust Units are issued in exchange for the Subscription Receipts) are, or may be, Non-Residents or that such a situation is imminent, the Trust may direct the Subscription Receipt Agent to make a public announcement thereof and, following notification to the Trust of such announcement, the Trust may direct the Subscription Receipt Agent to not register a transfer of Subscription Receipts to a person unless the person provides a declaration in form and content satisfactory to the Trust, as provided to the Subscription Receipt Agent that the person is not a Non-Resident. If, notwithstanding the foregoing, the Subscription Receipt Agent in carrying out the directions of the Trust determines that a majority of the holders of Trust Units (on a fully-diluted basis assuming Trust Units are issued in exchange for the Subscription Receipts) are held by non-residents, the Trust may direct the Subscription Receipt Agent to send a notice to Non-Resident Receiptholders, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trust may direct, requiring them to sell their Subscription Receipts or a portion thereof within a specified period of not less than 60 days. If the Non-Resident Receiptholders receiving such notice have not sold the specified number of Subscription Receipts or provided the Subscription Receipt Agent, as confirmed by the Trust, with satisfactory evidence that they are not Non-Residents within such period, the Trust may direct the Subscription Receipt Agent, on behalf of such Non-Resident Receiptholders, to sell such Subscription Receipts and, in the interim, to suspend the voting and interest rights attached to such Subscription Receipts. Upon such sale, the affected Non-Resident Receiptholders shall cease to be holders of Subscription Receipts and their rights shall be limited to receiving the net proceeds of sale upon surrender of the applicable Subscription Receipts. The Subscription Receipt Agent is, upon direction of the Trust, empowered to take all steps necessary, including cancelling Subscription Receipts and amending the register, as are required to effect any such sale. For greater certainty the Subscription Receipt Agent has no obligation to actively monitor holdings of Non-Residents and is only required to follow the express written directions of the Trust in accordance with this Agreement.

2.16 LISTING OF SUBSCRIPTION RECEIPTS

                  The Trust confirms that the Subscription Receipts will be listed for trading on the Toronto Stock Exchange.

2.17 RIGHT OF RESCISSION

         (a) If the Prospectus, together with any amendment thereto, contains a misrepresentation (as such term is defined in the SECURITIES ACT (Alberta)) and it was a misrepresentation on the date hereof, purchasers of Subscription Receipts to whom the Prospectus was sent or delivered and who were the original purchasers of the Subscription Receipts (the "Original Purchasers") shall have a right of action against the Trust for rescission to receive the Subscription Price exercisable on notice given to the Trust not more than 180 days subsequent to the date hereof. The right of action for rescission is only available to an Original Purchaser either while he or she is a holder of the Subscription Receipts purchased or while he or she is a holder of the Trust Units issuable upon surrender of such Subscription Receipts.

         (b) In no event shall the Trust be liable under this Section 2.17 if the Original Purchaser purchased the Subscription Receipts with knowledge of the misrepresentation.

                                    ARTICLE 3

                         SATISFACTION OF ISSUANCE RIGHT

                          OR TERMINATION PAYMENT RIGHT

3.1 NOTICE OF THE ACQUISITION

                  If, prior to the Deadline, the Trust is in a position to close the Acquisition, it:

         (a) shall cause to be delivered to the Subscription Receipt Agent a notice executed by the Trust and by the Lead Underwriter, on behalf of the Underwriters, containing the following:

                  (i) a certification that all conditions precedent to the completion of the Acquisition have been satisfied or waived (other than the delivery of funds);

                  (ii) the specifics relating to the nature of a waiver, if any, of a material closing condition for the benefit of Harvest Breeze Trust No. 1 and Harvest Breeze Trust No. 2 contained in the Purchase Agreement; and

                  (iii) that Harvest Breeze Trust No. 1 and Harvest Breeze Trust No. 2 are in a position to complete the Acquisition (or which notice shall contain any such other terms as Harvest Breeze Trust No. 1 and Harvest Breeze Trust No. 2 and the Subscription Receipt Agent, with the consent of the Lead Underwriter, may agree upon);

         (b) shall direct the Subscription Receipt Agent in writing to issue and deliver the Trust Units issuable pursuant to the Subscription Receipts and make the payments as provided for herein; and

         (c) shall, after the Acquisition Time, issue a press release setting out the Acquisition Date and that the Trust Units will be issued effective as at the Issue Time.


3.2 RELEASE OF FUNDS ON THE ACQUISITION DATE

                  Upon the receipt of the joint notice set forth in Section 3.1, the Trust shall be entitled to receive from the Subscription Receipt Agent the Proceeds, less: (i) the amount, if any, required to make the payments set forth in Sections 3.3(b)(i) and (ii) (the "Released Amount"). The Subscription Receipt Agent shall deliver the Released Amount to the Trust, or to such other party as the Trust directs in writing, as soon as reasonably practicable after the delivery of the notice referred to in Section 3.1 and in any event not later than the Issue Time.

3.3 ISSUE OF TRUST UNITS AND PAYMENT THEREON

         (a) If the Acquisition Time occurs by the Deadline, the Trust Units shall be and shall be deemed to be issued to the Receiptholder in accordance with the right of such holder as described in Section 2.2(a) hereof (which right shall be and shall be deemed to be exercised upon the occurrence of the Acquisition Time) and such Trust Units shall be deemed to be issued pursuant to the Trust Indenture at the Issue Time, notwithstanding that a certificate or a Book-Entry Only System customer confirmation therefor may not yet have been issued or entered, as the case may be, and the persons to whom such Trust Units are to be issued in accordance with the provisions of this Agreement shall be deemed to have become the holders of record of such Trust Units at the Issue Time.

         (b) If the Acquisition Time occurs by the Deadline, the holder of a Subscription Receipt (or a transferee thereof if all applicable transfer requirements, other than registration, have been satisfied) shall be entitled from and after the Issue Time, but shall receive (subject to Section 3.1) no earlier than on the second Business Day following the Acquisition Date, a certificate representing the applicable number of Trust Units issuable pursuant to such holder's Subscription Receipts and a cheque in an amount of (i) such holder's PRO RATA share of any Earned Interest less applicable withholding taxes and (ii) the difference, if any, between the holder's Acquisition Payment and such holder's PRO RATA share of the Earned Interest, less applicable withholding taxes; provided that to the extent that the amount in (ii), if any, represents amounts in respect of cash distributions for which record dates have occurred but which have not yet been paid, such amount shall not be payable to holders, unless the Trust otherwise elects, until the date such cash distributions are paid to Unitholders; and provided further that if the holder is not entitled to an Acquisition Payment such holder's PRO RATA share of any Earned Interest shall be paid to the Trust in accordance with Section 3.2. The amount paid to each holder under (i), if any, shall be satisfied by the Earned Interest and the amount in (ii), if any, shall be satisfied by the Escrowed Funds as provided in
Section 3.2. If the Escrowed Funds and Earned Interest are not sufficient to meet the payments required by this Section 3.3(b), the Subscription Receipt Agent shall only make payments under this section to the extent monies have been deposited with it pursuant to Section 3.7.

         (c) Upon the issuance or deemed issuance of the Trust Units pursuant to the Subscription Receipts, the Trust, subject to the provisions of the Trust Indenture, shall direct CDS to cause to be entered and issued, as the case may be, to the person or persons in whose name or names such Trust Units have been issued, a Book-Entry Only System customer confirmation, together with a cheque or cheques or wire transfer for the amounts specified in Section 3.3(b).

         (d) Effective immediately after the Trust Units have been issued as contemplated in Section 3.3(a) and the certificates representing such Trust Units have been entered and issued, as the case may be, as provided in Section 3.3(c) and the cheque or cheques for the amount specified in Section 3.3(b) have been issued and mailed or delivered (and provided such cheque or cheques have been honoured for payment, if presented for payment within six months of the date hereof), the Subscription Receipts relating thereto shall be void and of no value or effect. For greater certainty, any Escrowed Funds, interest or other monies held by the Subscription Receipt Agent pursuant hereto after the cheque or cheques for the amount specified in Section 3.3(b) have been mailed or delivered, as the case may be, shall be delivered to the Trust as soon as reasonably practicable thereafter.

3.4 FRACTIONS

                  Notwithstanding anything herein contained, the Trust shall not be required, upon the exercise or deemed exercise of the Subscription Receipt to issue fractions of Trust Units. In lieu of fractional Trust Units, there shall be paid to the holder, within 10 Business Days after surrender of the Subscription Certificate, an amount in lawful money of Canada equal to the then current market value of such fractional interest computed on the basis of the Current Market Price on the Acquisition Date.

3.5 PAYMENT ON TERMINATION

        (a) If the Acquisition is terminated, the Trust advises the Underwriters or announces to the public that it does not intend to proceed with the Acquisition or the Acquisition Time does not occur, in any such case, by the Deadline, the Trust shall forthwith notify the Subscription Receipt Agent thereof and shall issue a press release setting forth the Termination Date.

         (b) If the Acquisition is terminated, the Trust advises the Underwriters or announces to the public that it does not intend to proceed with the Acquisition or the Acquisition Time does not occur, in any such case, by the Deadline, the subscription evidenced by each Subscription Receipt shall be automatically terminated and cancelled and each Receiptholder (or a transferee thereof if all applicable transfer requirements, other than registration, have been satisfied) shall be entitled from and after the Termination Payment Time, but shall receive no earlier than on the second Business Day following the Termination Date, a cheque in the aggregate amount of (i) the Subscription Price in respect of each of such holder's Subscription Receipts; and (ii) such holder's PRO RATA share of the Earned Interest less applicable withholding taxes; by surrendering, at any time after the Termination Date, to the Subscription Receipt Agent at the Designated Office the applicable Subscription Receipt Certificate. The amount paid to each Receiptholder under (i) shall be satisfied by the Escrowed Funds and the amount in (ii), if any, shall be satisfied by the Earned Interest. If the Escrowed Funds are not satisfactory to meet the payment required by Section 3.5(b)(ii), the Subscription Receipt Agent shall only make payments under this section to the extent monies have been deposited with it pursuant to Section 3.7.

         (c) If the Acquisition Time does not occur by the Deadline, registers shall be closed at the close of business on the Termination Date.

         (d) A Surrender Form submitted upon surrender of a Subscription Receipt Certificate as contemplated in Section 3.5(b) shall be signed by the Receiptholder (or a transferee thereof if all applicable transfer requirements, other than registration, have been satisfied) and shall specify the name and address of the person to whom the amount specified in Section 3.5(b) shall be paid.

         (e)      The obligation to make the payment of the amount specified in
Section 3.5(b) shall be satisfied by:

                  (i) mailing payment by cheque payable at par in Calgary, Alberta and to the payee specified in the Surrender Form and at the address specified for such payee in the Surrender Form; or

                  (ii) if so requested by the person surrendering the relevant Subscription Receipt Certificate, actual delivery of a cheque payable at par in Calgary, Alberta to the payee specified in the Surrender Form at the Designated Office where the Subscription Receipt was surrendered.

         The mailing or delivering of such cheque shall occur as soon as practicable following the surrender of the Subscription Receipt Certificate.

         (f) If any Subscription Receipts Certificates have not been surrendered as contemplated in Section 3.5(b) by December 30, 2005, or any earlier time after the Termination Date at the election of the Trust, the Subscription Receipt Agent shall mail the cheques in payment of the amount specified in Section 3.5(b) to the holders of such Subscription Receipts at their last addresses of record.

         (g) Upon the mailing or delivery of any cheque as provided in Sections 3.5(d) and (e) (and provided such cheque has been honoured for payment, if presented for payment within six months of the date thereof) all rights evidenced by the Subscription Receipts relating thereto shall be satisfied and such Subscription Receipts shall be void and of no value or effect. For greater certainty, any Escrowed Funds, interest or other monies held by the Subscription Receipt Agent pursuant hereto after the cheque or cheques for the amount specified in Sections 3.5(d) and (e) have been mailed or delivered, as the case may be, shall be delivered to the Trust as soon as reasonably practicable thereafter.


3.6 CANCELLATION OF SURRENDERED SUBSCRIPTION RECEIPT CERTIFICATES

                  All Subscription Receipt Certificates surrendered to the Subscription Receipt Agent pursuant to Sections 2.10, 2.11, 3.5 and 5.1 shall be returned to or received by the Subscription Receipt Agent for cancellation and, if required by the Trust, the Subscription Receipt Agent shall furnish the Trust with a cancellation certificate identifying the Subscription Receipt Certificates so cancelled and the number of Subscription Receipts evidenced thereby.

3.7 ADDITIONAL PAYMENTS BY THE TRUST

                  The Trust shall, no later than one (1) Business Day before the date upon which the Acquisition Payment is required to be paid pursuant to
Article 3, pay to the Subscription Receipt Agent such amount, if any, as will be sufficient to allow the Subscription Receipt Agent to pay in full the Acquisition Payment as is required under the circumstances.


                                    ARTICLE 4

                             INVESTMENT OF PROCEEDS

                             AND PAYMENT OF INTEREST



4.1 INVESTMENT OF PROCEEDS

                  Pending disbursement of the Escrowed Funds, the Subscription Receipt Agent shall hold, invest and reinvest the Proceeds on behalf of the Receiptholders in short-term obligations of, or guaranteed by, the Government of Canada, corporate commercial paper which is rated R1 (middle), investment certificates of a Canadian chartered bank and other approved investments as directed in writing by the Trust. If at any time the Proceeds include cash that is not invested and the Trust has not provided directions to the Subscription Receipt Agent to invest such cash, the Subscription Receipt Agent shall deposit all such uninvested cash in an account, a term deposit or guaranteed investment certificates of the Subscription Receipt Agent or a Canadian chartered bank, having either no fixed term or no irrevocable term and which pays interest on the daily balance.

4.2 SEGREGATION OF PROCEEDS

                  The Escrowed Funds received by the Subscription Receipt Agent and any securities or other instruments received by the Subscription Receipt Agent upon the investment or reinvestment of such Escrowed Funds, shall be received as agent for, and shall be segregated and kept apart by the Subscription Receipt Agent as agent for, the Receiptholders and the Underwriters.


                                    ARTICLE 5

                        RIGHTS OF THE TRUST AND COVENANTS


5.1 OPTIONAL PURCHASES BY THE TRUST

                  Subject to applicable law, the Trust may from time to time purchase by private contract or otherwise any of the Subscription Receipts.

5.2 GENERAL COVENANTS

         (a) The Trust covenants with the Subscription Receipt Agent and the Lead Underwriter, on behalf of the Underwriters, that so long as any Subscription Receipts remain outstanding:

                  (i) it will use its best efforts to maintain its existence;

                  (ii) it will make all requisite filings under applicable Canadian securities legislation including those necessary to remain a reporting issuer not in default in each of the Provinces of Canada in which it is presently a reporting issuer;

                  (iii) it will announce by press release the occurrence of the Acquisition Date or the Termination Date, as the case may be, in accordance with Section 3.1 or Section 3.5(a), as the case may be;

                  (iv) generally, it will well and truly perform and carry out all of the acts or things to be done by it as provided in this Agreement;

                  (v) prior to the earlier of the Acquisition Date and the Termination Date, it will not sell the properties or assets of the Trust as, or substantially as, an entirety, to any other entity;

                  (vi) it will reserve and keep available a sufficient number of Trust Units for the purpose of enabling it to satisfy its obligations to issue Trust Units pursuant to the Subscription Receipts;

                  (vii) it will cause the Trust Units and the certificates representing the Trust Units from time to time acquired pursuant to the Subscription Receipts to be duly issued and delivered in accordance with the Subscription Receipts and the terms hereof; and

                  (viii) it will use its best efforts to ensure that (until the earlier of the Issue Date and the Termination Date) the Subscription Receipts and the Trust Units continue to be or are listed and posted for trading on the Toronto Stock Exchange.

         (b) In addition, the Trust covenants with the Subscription Receipt Agent and the Lead Underwriter, on behalf of the Underwriters, that, from the date hereof to the earlier of the Termination Date and the Acquisition Date, it will not do any of the following:

                 (i) subdivide or redivide the outstanding Trust Units into a greater number of units;

                 (ii) reduce, combine or consolidate the outstanding Trust Units into a smaller number of units;

                 (iii) issue Trust Units to holders of all or substantially all of the outstanding Trust Units by way of a dividend or distribution (other than the issue of Trust Units to holders of Trust Units who have elected to receive dividends or distributions in the form of Trust Units in lieu of cash dividends or cash distributions paid in the ordinary course on the Trust Units);

                  (iv) fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Trust Units of
         (i) units of any class other than Trust Units and other than units distributed to holders of Trust Units who have elected to receive dividends or distributions in the form of such units in lieu of dividends or distributions paid in the ordinary course, or (ii) rights, options or warrants; or

                  (v) reclassify the Trust Units or undertake a reorganization of the Trust or a consolidation, amalgamation, arrangement or merger of the Trust with any other Person or other entity; or a sale or conveyance of the property and assets of the Trust as an entity or substantially as an entirety to any other Person or entity or a liquidation, dissolution or winding-up of the Trust.


     SUBSCRIPTION RECEIPT AGENT'S REMUNERATION, EXPENSES AND INDEMNIFICATION

        (a) The Trust covenants that it will pay to the Subscription Receipt Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Subscription Receipt Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Subscription Receipt Agent in the administration or execution of this Agreement (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Subscription Receipt Agent hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the Subscription Receipt Agent's negligence, wilful misconduct or bad faith. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Subscription Receipt Agent against unpaid invoices and shall be payable on demand.

        (b) The Trust herebyindemnifies and saves harmless the Subscription Receipt Agent and its shareholders, officers, directors, employees and agents from and against any and all liabilities, losses, costs, claims, actions or demands whatsoever which may be brought against the Subscription Receipt Agent or which it may suffer or incur as a result or arising out of or in connection with the performance of its duties and obligations or the exercise of its rights and authority under this Agreement, including, without limitation, legal fees and disbursements and costs and expenses incurred in connection with the enforcement of the indemnity, save only in the event of the negligence, wilful misconduct or bad faith of the Subscription Receipt Agent. It is understood and agreed that this indemnification shall survive the termination or the discharge of this Agreement or the resignation or replacement of the Subscription Receipt Agent.

5.4 PERFORMANCE OF COVENANTS BY SUBSCRIPTION RECEIPT AGENT

                  If the Trust shall fail to perform any of its covenants contained in this Agreement, the Subscription Receipt Agent may notify the Receiptholders and the Lead Underwriter, on behalf of the Underwriters, of such failure on the part of the Trust or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Receiptholders of such performance by it. All sums expended or advanced by the Subscription Receipt Agent in so doing shall be repayable as provided in Section 5.3. No such performance, expenditure or advance by the Subscription Receipt Agent shall relieve the Trust of any default hereunder or of its continuing obligations under the covenants contained herein.

5.5 ACCOUNTING

                  The Subscription Receipt Agent shall maintain accurate books, records and accounts of the transactions effected or controlled by the Subscription Receipt Agent hereunder and the receipt, investment, reinvestment and disbursement of the Proceeds, and shall provide to the Trust and the Underwriters records and statements thereof periodically upon written request. The Trust shall have the right to audit any such books, records, accounts and statements.

5.6 PAYMENTS BY SUBSCRIPTION RECEIPT AGENT

                  In the event that any funds to be disbursed by the Subscription Receipt Agent in accordance herewith are received by the Subscription Receipt Agent in the form of an uncertified cheque or cheques, the Subscription Receipt Agent shall be entitled to delay the time for disbursement of such funds hereunder until such uncertified cheque or cheques have cleared in the ordinary course of the financial institution upon which the same are drawn. The Subscription Receipt Agent will disburse monies according to this Agreement only to the extent that monies have been deposited with it.

5.7 REGULATORY MATTERS

                  The Trust shall file all such documents, notices and certificates and take such steps and do such things as may be necessary under applicable securities laws to permit the issuance of the Trust Units in the circumstances contemplated by Section 3.3 such that (i) such issuance will comply with the prospectus and registration requirements of applicable securities laws and (ii) the first trade in Trust Units will not be subject to, or will be exempt from, the prospectus requirements of applicable securities laws.


                                    ARTICLE 6
                                   ENFORCEMENT

6.1 SUITS BY RECEIPTHOLDERS

                  All or any of the rights conferred upon any Receiptholder by any of the terms of the Subscription Receipt Certificates or of this Agreement, or of both, may be enforced by the Receiptholder by appropriate proceedings but without prejudice to the right which is hereby conferred upon the Subscription Receipt Agent to proceed in its own name to enforce each and all of the provisions contained herein for the benefit of the Receiptholders.

6.2 IMMUNITY OF UNITHOLDERS, ETC.

                  The Subscription Receipt Agent and, by the acceptance of the Subscription Receipt Certificates and as part of the consideration for the issue of the Subscription Receipts, the Receiptholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any settlor or any past, present or future Unitholder, Trustee, officer, employee or agent of the Trust or any successor entity for the issue of the Trust Units pursuant to any Subscription Receipt or on any covenant, agreement, representation or warranty by the Trust contained herein or in the Subscription Receipt Certificate(s) .

6.3 LIMITATION OF LIABILITY

                  The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future Trustee(s) or Unitholders of the Trust or any successor entity or any of the past, present or future officers, employees or agents of the Trust or of any successor entity, but only the property of the Trust or any successor entity shall be bound in respect hereof.


                                    ARTICLE 7

                           MEETINGS OF RECEIPTHOLDERS


7.1 RIGHT TO CONVENE MEETINGS

                  The Subscription Receipt Agent may at any time and from time to time, and shall on receipt of a written request of the Trust or of a Receiptholders' Request and upon being indemnified to its reasonable satisfaction by the Trust or by the Receiptholders signing such Receiptholders' Request against the cost which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Receiptholders. In the event of the Subscription Receipt Agent failing to so convene a meeting within ten (10) days after receipt of such written request of the Trust or such Receiptholders' Request and indemnity given as aforesaid, the Trust or such Receiptholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Calgary or at such other place as may be determined by the Subscription Receipt Agent and approved by the Trust.

7.2 NOTICE

                  At least ten (10) days prior notice of any meeting of Receiptholders shall be given to the Receiptholders in the manner provided for in Section 10.2 and a copy of such notice shall be sent by mail to the Subscription Receipt Agent (unless the meeting has been called by the Subscription Receipt Agent) and to the Trust (unless the meeting has been called by the Trust). Such notice shall state the date (which should be a Business Day) and time when, and the place where the meeting, is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Receiptholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 7.

7.3 CHAIRMAN

                  An individual (who need not be a Receiptholder) designated in writing by the Subscription Receipt Agent shall be chairman of the meeting and if no individual is so designated, or if the individual so designated is not present within fifteen (15) minutes from the time fixed for the holding of the meeting, the Receiptholders present in person or by proxy shall choose some individual present to be chairman.

7.4 QUORUM

                  Subject to the provisions of Section 7.11, at any meeting of the Receiptholders a quorum shall consist of not less than two (2) Receiptholders present in person or by proxy and holding 10% of the then outstanding Subscription Receipts. If a quorum of the Receiptholders shall not be present within thirty (30) minutes from the time fixed for holding any meeting, the meeting, if summoned by the Receiptholders or on a Receiptholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum be present at the commencement of business. At the adjourned meeting the Receiptholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not hold at least 10% of the then outstanding Subscription Receipts.

7.5 POWER TO ADJOURN

                  The chairman of any meeting at which a quorum of the Receiptholders is present may, with the consent of the meeting, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

7.6 SHOW OF HANDS

                  Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an extraordinary resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

7.7 POLL AND VOTING

                  On every extraordinary resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chairman or by one or more of the Receiptholders acting in person or by proxy and holding at least 5% of the then outstanding Subscription Receipts, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by extraordinary resolution shall be decided by a majority of the votes cast on the poll.
                  On a show of hands, every person who is present and entitled to vote, whether as a Receiptholder or as proxy for one or more absent Receiptholders, or both, shall have one vote. On a poll, each Receiptholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Unit he is entitled to receive pursuant to the Subscription Receipt(s) then held or represented by him. A proxy need not be a Receiptholder. In the case of joint holders, any of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them shall be present in person or by proxy, they shall vote together in respect of Subscription Receipts of which they are joint registered holders. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Subscription Receipts, if any, held or represented by him.

                  REGULATIONS

                  The Subscription Receipt Agent, or the Trust with the approval of the Subscription Receipt Agent, may from time to time make and from time to time vary such regulations as it shall think fit for:

        (a) the setting of the record date for a meeting of holders of Subscription Receipts for the purpose of determining Receiptholders entitled to receive notice of and vote at such meeting;

        (b) the issue of voting certificates by any bank, trust company or other depositary satisfactory to the Subscription Receipt Agent stating that the Subscription Receipt Certificates specified therein have been deposited with it by a named person and will remain on deposit until after the meeting, which voting certificate shall entitle the persons named therein to be present and vote at any such meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof in the same manner and with the same effect as though the persons so named in such voting certificates were the actual holders of the Subscription Receipt Certificates specified therein;

         (c) the deposit of voting certificates and instruments appointing proxies at such place and time as the Subscription Receipt Agent, the Trust or the Receiptholders, convening the meeting, as the case may be, may in the notice convening the meeting direct;

         (d) the deposit of voting certificates and instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed or telecopied before the meeting to the Trust or to the Subscription Receipt Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

         (e)      the form of the instrument of proxy; and

         (f) generally for the calling of meetings of Receiptholders and the conduct of business thereat.


                  Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a Receiptholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 7.9), shall be Receiptholders or their counsel, or proxies of Receiptholders.

7.9 TRUST AND SUBSCRIPTION RECEIPT AGENT MAY BE REPRESENTED

                  The Trust and the Subscription Receipt Agent, by their respective authorized agents, and the counsel for the Trust and for the Subscription Receipt Agent may attend any meeting of the Receiptholders, but shall have no vote as such unless in their capacity as Receiptholder or a proxy holder.

7.10 POWERS EXERCISABLE BY EXTRAORDINARY RESOLUTION

                  In addition to all other powers conferred upon them by any other provisions of this Agreement or by law, the Receiptholders at a meeting shall, subject to the provisions of Section 7.11, have the power, subject to all applicable regulatory and exchange approvals, exercisable from time to time by extraordinary resolution:

         (a) to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Receiptholders or the Subscription Receipt Agent against the Trust or against its undertaking, property and assets or any part thereof whether such rights arise under this Agreement or the Subscription Receipt Certificates or otherwise;

         (b) to amend, alter or repeal any extraordinary resolution previously passed or sanctioned by the Receiptholders;

         (c) to direct or to authorize the Subscription Receipt Agent to enforce any of the covenants on the part of the Trust contained in this Agreement or the Subscription Receipt Certificates or to enforce any of the rights of the Receiptholders in any manner specified in such extraordinary resolution or to refrain from enforcing any such covenant or right;

         (d) to waive, and to direct the Subscription Receipt Agent to waive, any default on the part of the Trust in complying with any provisions of this Agreement or the Subscription Receipt Certificates either unconditionally or upon any conditions specified in such extraordinary resolution;

         (e) to restrain any Receiptholder from taking or instituting any suit, action or proceeding against the Trust for the enforcement of any of the covenants on the part of the Trust in this Agreement or the Subscription Receipt Certificates or to enforce any of the rights of the Receiptholders;

         (f) to direct any Receiptholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Receiptholder in connection therewith;

         (g) to assent to any modification of, change in or omission from the provisions contained in the Subscription Receipt Certificates and this Agreement or any ancillary or supplemental instrument which may be agreed to by the Trust, and to authorize the Subscription Receipt Agent to concur in and execute any ancillary or supplemental agreement embodying the change or omission;

         (h) with the consent of the Trust (such consent not to be unreasonably withheld), to remove the Subscription Receipt Agent or its successor in office and to appoint a new Subscription Receipt Agent to take the place of the Subscription Receipt Agent so removed;

         (i) to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Trust Units or other securities of the Trust; and

         (j) to assent to any modification of the Trust Indenture in circumstances where, had the Trust Units then been outstanding, an extraordinary resolution of the holders of Trust Units would have been required.


7.11    MEANING OF EXTRAORDINARY RESOLUTION

        (a) The expression "extraordinary resolution" when used in this Agreement means, subject as hereinafter provided in this Section 7.11 and in
Section 7.14, a resolution proposed at a meeting of Receiptholders duly convened for that purpose and held in accordance with the provisions of this Article 7 at which there are present in person or by proxy at least two (2) Receiptholders holding more than 10% of the then outstanding Subscription Receipts and passed by the affirmative votes of Receiptholders holding not less than 66 2/3% of the then outstanding Subscription Receipts represented at the meeting and voted on the poll upon such resolution.

        (b) If, at any meeting called for the purpose of passing an extraordinary resolution, at least two (2) Receiptholders holding more than 10% of the then outstanding Subscription Receipts are not present in person or by proxy within thirty (30) minutes after the time appointed for the meeting, then the meeting, if convened by Receiptholders or on a Receiptholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than fourteen (14) or more than thirty (30) days later, and to such place and time as may be appointed by the chairman. Not less than seven (7) days prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 10.2. Such notice shall state that at the adjourned meeting the Receiptholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting:

                  (i) if the extraordinary resolution purports to exercise any of the powers conferred pursuant to Subsection 7.10 (a), (d), (i) or (j) or purports to change the provisions of this Section 7.11 or of
         Section 7.14 or purports to amend, alter or repeal any extraordinary resolution previously passed or sanctioned by the Receiptholders in exercise of the powers referred to in this paragraph, a quorum for the transaction of business shall consist of Receiptholders holding more than 25% of the then outstanding Subscription Receipts present in person or by proxy; and

                  (ii) in any other case, a quorum for the transaction of business shall consist of such Receiptholders as are present in person or by proxy.

        (c) At any such adjourned meeting, any resolution passed by the requisite votes as provided in Subsection 7.11(a) shall be an extraordinary resolution within the meaning of this Agreement notwithstanding that Receiptholders holding more than 50% of the then outstanding Subscription Receipts are not present in person or by proxy at such adjourned meeting.

        (d) Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.

7.12    POWERS CUMULATIVE

                  Any one or more of the powers or any combination of the powers in this Agreement stated to be exercisable by the Receiptholders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Receiptholders to exercise such power or powers or combination of powers then or thereafter from time to time.

7.13 MINUTES

                  Minutes of all resolutions and proceedings at every meeting of Receiptholders shall be made and duly entered in books to be provided from time to time for that purpose by the Subscription Receipt Agent at the expense of the Trust, and any such minutes as aforesaid, if signed by the chairman or the secretary of the meeting at which such resolutions were passed or proceedings had or by the chairman or secretary of the next succeeding meeting held shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

7.14 INSTRUMENTS IN WRITING

                  All actions which may be taken and all powers that may be exercised by the Receiptholders at a meeting held as provided in this Article 7 may also be taken and exercised by an instrument in writing signed in one or more counterparts by such Receiptholders in person or by attorney duly appointed in writing, by Receiptholders holding at least 66 2/3% of then outstanding Subscription Receipts with respect to an extraordinary resolution, and the expression "extraordinary resolution" when used in this Agreement shall include an instrument so signed by Receiptholders holding at least 66 2/3% of the then outstanding Subscription Receipts.

7.15 BINDING EFFECT OF RESOLUTIONS

                  Every resolution and every extraordinary resolution passed in accordance with the provisions of this Article 7 at a meeting of Receiptholders shall be binding upon all the Receiptholders, whether present at or absent from such meeting, and every instrument in writing signed by Receiptholders in accordance with Section 7.14 shall be binding upon all the Receiptholders, whether signatories thereto or not, and each and every Receiptholder and the Subscription Receipt Agent (subject to the provisions for indemnity herein contained and subject to applicable law) shall be bound to give effect accordingly to every such resolution and instrument in writing.

7.16 HOLDINGS BY TRUST DISREGARDED

                  In determining whether Receiptholders holding the required number of Subscription Receipts are present at a meeting of Receiptholders for the purpose of determining a quorum or have concurred in any consent, waiver, extraordinary resolution, Receiptholders' Request or other action under this Agreement, Subscription Receipts owned legally or beneficially by the Trust or any affiliated entity of the Trust shall be disregarded in accordance with the provisions of Section 10.7.


                                    ARTICLE 8

                             SUPPLEMENTAL AGREEMENTS

8.1 PROVISION FOR SUPPLEMENTAL AGREEMENTS FOR CERTAIN PURPOSES

                  From time to time the Trust (when authorized by action by the Trustee), the Lead Underwriter, on behalf of the Underwriters, and the Subscription Receipt Agent may, subject to the provisions hereof, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, agreements supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

         (a) adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the premises, provided that the same are not in the opinion of the Subscription Receipt Agent prejudicial to the interests of the Receiptholders;

         (b) giving effect to any extraordinary resolution passed as provided in Article 7;

         (c) making such provisions not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Subscription Receipt Agent, prejudicial to the interests of the Receiptholders;

         (d) adding to or altering the provisions hereof in respect of the transfer of Subscription Receipts, making provision for the exchange of Subscription Receipt Certificates, and making any modification in the form of the Subscription Receipt Certificates which does not affect the substance thereof;

         (e) modifying any of the provisions of this Agreement, including relieving the Trust from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Subscription Receipt Agent, such modification or relief in no way prejudices any of the rights of the Receiptholders or of the Subscription Receipt Agent, and provided further that the Subscription Receipt Agent may in its sole discretion decline to enter into any such supplemental agreement which in its opinion may not afford adequate protection to the Subscription Receipt Agent when the same shall become operative; and

         (f) for any other purpose not inconsistent with the terms of this Agreement, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Subscription Receipt Agent the rights of the Subscription Receipt Agent and of the Receiptholders are in no way prejudiced thereby.


                                    ARTICLE 9

                    CONCERNING THE SUBSCRIPTION RECEIPT AGENT


                  RIGHTS AND DUTIES OF SUBSCRIPTION RECEIPT AGENT

         (a) In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Subscription Receipt Agent shall exercise that degree of care, diligence and skill that a reasonably prudent Subscription Receipt Agent would exercise in comparable circumstances. No provision of this Agreement shall be construed to relieve the Subscription Receipt Agent from liability for its own negligent action, its own negligent failure to act, or its own negligence, wilful misconduct or bad faith.

         (b) The obligation of the Subscription Receipt Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Subscription Receipt Agent or the Receiptholders hereunder shall be conditional upon the Receiptholders furnishing, when required by notice by the Subscription Receipt Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Subscription Receipt Agent to protect and to hold harmless the Subscription Receipt Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Agreement shall require the Subscription Receipt Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

         (c) The Subscription Receipt Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Receiptholders at whose instance it is acting to deposit with the Subscription Receipt Agent the Subscription Receipts held by them, for which Subscription Receipts the Subscription Receipt Agent shall issue receipts.

         (d) Every provision of this Agreement that by its terms relieves the Subscription Receipt Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of this Section 9.1 and of
Section 9.2.

         (e) The Subscription Receipt Agent shall have no duties except those expressly set forth herein, and it shall not be bound by any notice of a claim or demand with respect to, or any waiver, modification, amendment, termination or rescission of, this Agreement, unless received by it in writing and signed by the other parties hereto and, if its rights or duties herein are affected, unless it shall have given its prior written consent thereto.

         (f) The Subscription Receipt Agent shall not be responsible for ensuring that the Proceeds are used in the manner contemplated by the Prospectus.

         (g) The Subscription Receipt Agent shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable documentation which complies with the terms of this Agreement, which documentation does not require the exercise of any discretion or independent judgment.

         (h) The Subscription Receipt Agent shall incur no liability whatsoever with respect to the delivery or non-delivery of any certificates whether delivery by hand, mail or any other means.

         (i) The Subscription Receipt Agent shall not be responsible or liable in any manner whatsoever for the deficiency, correctness, genuineness or validity of any securities deposited with it.


                  EVIDENCE, EXPERTS AND ADVISERS

         (a) In addition to the reports, certificates, opinions and other evidence required by this Agreement, the Trust shall furnish to the Subscription Receipt Agent such additional evidence of compliance with any provision hereof, and in such form, as the Subscription Receipt Agent may reasonably require by written notice to the Trust.

         (b) In the exercise of its rights and duties hereunder, the Subscription Receipt Agent may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Trust, certificates of the Trust or other evidence furnished to the Subscription Receipt Agent pursuant to any provision hereof or pursuant to a request of the Subscription Receipt Agent.

         (c) Whenever it is provided in this Agreement that the Trust shall deposit with the Subscription Receipt Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Trust to have the Subscription Receipt Agent take the action to be based thereon.

         (d) Proof of the execution of an instrument in writing, including a Receiptholders' Request, by any Receiptholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to the officer the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Subscription Receipt Agent may consider adequate.

         (e) The Subscription Receipt Agent may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Subscription Receipt Agent.


9.3 DOCUMENTS, MONIES, ETC. HELD BY SUBSCRIPTION RECEIPT AGENT

                  Any securities, documents of title or other instruments that may at any time be held by the Subscription Receipt Agent pursuant to this Agreement may be placed in the deposit vaults of the Subscription Receipt Agent or of any Canadian chartered bank or deposited for safekeeping with any such bank. If the Subscription Receipt Agent has not received a direction under
Section 4.1, any monies so held pending the application or withdrawal thereof under any provisions of this Agreement may be deposited in the name of the Subscription Receipt Agent in any Canadian chartered bank, or in the deposit department of the Subscription Receipt Agent or any other loan or trust company authorized to accept deposits under the laws of Canada or a province thereof, at the rate of interest (if any) then current on similar deposits.

9.4 ACTIONS BY SUBSCRIPTION RECEIPT AGENT TO PROTECT INTEREST

                  The Subscription Receipt Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Receiptholders.

9.5 SUBSCRIPTION RECEIPT AGENT NOT REQUIRED TO GIVE SECURITY

                  The Subscription Receipt Agent shall not be required to give any bond or security in respect of the execution of this Agreement or otherwise in respect of the premises.

9.6 PROTECTION OF SUBSCRIPTION RECEIPT AGENT

                  By way of supplement to the provisions of any law for the time being relating to trustees it is expressly declared and agreed as follows:

         (a) the Subscription Receipt Agent shall not be liable for or by reason of any statements of fact or recitals in this Agreement or in the Subscription Receipt Certificates (except the representation contained in Section 9.8 or in the certificate of the Subscription Receipt Agent on the Subscription Receipt Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Trust;

         (b) nothing herein contained shall impose any obligation on the Subscription Receipt Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto;

         (c) the Subscription Receipt Agent shall not be bound to give notice to any person or persons of the execution hereof; and

         (d) the Subscription Receipt Agent shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Trust of any of the covenants herein contained or of any acts of any Trustee, officers, employees, agents or servants of the Trust.


     REPLACEMENT OF SUBSCRIPTION RECEIPT AGENT; SUCCESSOR BY MERGER

         (a) The Subscription Receipt Agent may resign its appointment and be discharged from all other duties and liabilities hereunder, subject to this
Section 9.7, by giving to the Trust not less than thirty (30) days prior notice in writing or such shorter prior notice as the Trust may accept as sufficient. The Receiptholders by extraordinary resolution shall have power at any time to remove the existing Subscription Receipt Agent and to appoint a new subscription receipt agent. In the event of the Subscription Receipt Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Lead Underwriter, on behalf of the Underwriters, shall forthwith appoint a new subscription receipt agent unless a new subscription receipt agent has already been appointed by the Receiptholders; failing such appointment by the Lead Underwriter, on behalf of the Underwriters, the retiring Subscription Receipt Agent or any Receiptholder may apply to a justice of the Court of Queen's Bench (Alberta) on such notice as such justice may direct, for the appointment of a new subscription receipt agent; but any new subscription receipt agent so appointed by the Lead Underwriter, on behalf of the Underwriters, or by the Court shall be subject to removal as aforesaid by the Receiptholders. Any new subscription receipt agent appointed under any provision of this Section 9.7 shall be a corporation authorized to carry on the business of a trust company in the Provinces of Alberta and Ontario and, if required by the applicable legislation for any other provinces, in such other provinces. On any such appointment the new subscription receipt agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Subscription Receipt Agent hereunder. At the request of the Trust or the new subscription receipt agent, the retiring subscription receipt agent, upon payment of the amounts, if any, due to it pursuant to Section 5.3, shall duly assign, transfer and deliver to the new subscription receipt agent all property and money held and all records kept by the retiring subscription receipt agent hereunder or in connection herewith.

         (b) Upon the appointment of a successor subscription receipt agent, the Trust shall promptly notify the Receiptholders thereof in the manner provided for in Article 10.

         (c) Any corporation into or with which the Subscription Receipt Agent may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Subscription Receipt Agent shall be a party, or any corporation succeeding to the corporate trust business of the Subscription Receipt Agent shall be the successor to the Subscription Receipt Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor subscription receipt agent under Subsection 9.7(a).

         (d) Any Subscription Receipt Certificates certified but not delivered by a predecessor subscription receipt agent may be delivered by the successor subscription receipt agent in the name of the predecessor or successor subscription receipt agent.


9.8 CONFLICT OF INTEREST

         (a) The Subscription Receipt Agent represents to the Trust and the Lead Underwriter, on behalf of the Underwriters, that at the time of execution and delivery hereof no material conflict of interest exists between its role as a subscription receipt agent hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within thirty (30) days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its appointment as subscription receipt agent hereunder to a successor subscription receipt agent approved by the Trust and meeting the requirements set forth in Subsection 9.7(a). Notwithstanding the foregoing provisions of this Subsection 9.8(a), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Agreement and the Subscription Receipt Certificates shall not be affected in any manner whatsoever by reason thereof.

         (b) Subject to Subsection 9.8(a), the Subscription Receipt Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Trust and generally may contract and enter into financial transactions with the Trust or any affiliated entity of the Trust without being liable to account for any profit made thereby.

9.9 ACCEPTANCE OF APPOINTMENT

                  The Subscription Receipt Agent hereby accepts the appointment as Subscription Receipt Agent in this Agreement and agrees to perform its duties hereunder upon the terms and conditions herein set forth.

9.10 SUBSCRIPTION RECEIPT AGENT NOT TO BE APPOINTED RECEIVER

                  The Subscription Receipt Agent and any person related to the subscription receipt agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Trust.

                                   ARTICLE 10

                                     GENERAL


10.1 NOTICE TO THE TRUST, SUBSCRIPTION RECEIPT AGENT AND THE LEAD UNDERWRITER

         (a) Unless herein otherwise expressly provided, any notice to be given hereunder to the Trust, the Underwriters or the Subscription Receipt Agent shall be deemed to be validly given if delivered by hand courier or if transmitted by telecopier:

                  (i)      if to the Trust:

                           c/o Harvest Operations Corp.
                           2100, 333 - 5th Avenue S.W.
                           Calgary, AB T2P 0L4

                           Attention: President
                           Facsimile: (403) 265-3490

                  (ii)     if to the Lead Underwriter, on behalf of the
                           Underwriters:

                           National Bank Financial Inc.
                           2802, 450 - 1st Street S.W.
                           Calgary, AB T2P 5H1

                           Attention: L. Trevor Anderson Facsimile:
                           (403) 265-0543

                  (iii)    if to the Subscription Receipt Agent:

                           Valiant Trust Company
                           310, 606 - 4th Street S.W.
                           Calgary, AB T2P 1T1

                           Attention: Manager Income Trust Facsimile:
                           (403) 233-2857


         and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if telecopied on the day of transmission or, if such day is not a Business Day, on the first Business Day following the day of transmission.

(b) The Trust, the Lead Underwriter, on behalf of the Underwriters, or the Subscription Receipt Agent, as the case may be, may from time to time notify the other in the manner provided in Section 10.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Trust, the Lead Underwriter, on behalf of the Underwriters, or the Subscription Receipt Agent, as the case may be, for all purposes of this Agreement.

                  NOTICE TO RECEIPTHOLDERS

         (a) Any notice to the Receiptholders under the provisions of this Agreement shall be valid and effective if delivered or sent by letter or circular through the ordinary post addressed to such holders at their post office addresses appearing on the register hereinbefore mentioned and shall be deemed to have been effectively given on the date of delivery or, if mailed, five (5) Business Days following actual posting of the notice.
         (b) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Receiptholders hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered personally to such Receiptholders or if delivered to the address for such Receiptholders contained in the register of Subscription Receipts maintained by the Subscription Receipt Agent.

10.3 OWNERSHIP AND TRANSFER OF SUBSCRIPTION RECEIPTS

                  The Trust and the Subscription Receipt Agent may deem and treat the registered owner of any Subscription Receipt Certificate or, in the case of a transferee who has surrendered a Subscription Receipt Certificate in accordance with and as contemplated in Section 3.3 or 3.5, such transferee, as the absolute owner of the Subscription Receipt represented thereby for all purposes, and the Trust and the Subscription Receipt Agent shall not be affected by any notice or knowledge to the contrary except where the Trust or the Subscription Receipt Agent is required to take notice by statute or by order of a court of competent jurisdiction. A Receiptholder shall be entitled to the rights evidenced by such Subscription Receipt Certificate free from all equities or rights of set off or counterclaim between the Trust and the original or any intermediate holder thereof and all persons may act accordingly and the receipt of any such Receiptholder for the Trust Units which may be acquired pursuant thereto shall be a good discharge to the Trust and the Subscription Receipt Agent for the same and neither the Trust nor the Subscription Receipt Agent shall be bound to inquire into the title of any such holder except where the Trust or the Subscription Receipt Agent is required to take notice by statute or by order of a court of competent jurisdiction.

10.4 EVIDENCE OF OWNERSHIP

         (a) Upon receipt of a certificate of any bank, trust company or other depositary satisfactory to the Subscription Receipt Agent stating that the Subscription Receipts specified therein have been deposited by a named person with such bank, trust company or other depositary and will remain so deposited until the expiry of the period specified therein, the Trust and the Subscription Receipt Agent may treat the person so named as the owner, and such certificate as sufficient evidence of the ownership by such person of such Subscription Receipt during such period, for the purpose of any requisition, direction, consent, instrument or other document to be made, signed or given by the holder of the Subscription Receipt so deposited.
         (b) The Trust and the Subscription Receipt Agent may accept as sufficient evidence of the fact and date of the signing of any requisition, direction, consent, instrument or other document by any person (i) the signature of any officer of any bank, trust company, or other depositary satisfactory to the Subscription Receipt Agent as witness of such execution, (ii) the certificate of any notary public or other officer authorized to take acknowledgments of deeds to be recorded at the place where such certificate is made that the person signing acknowledged to him the execution thereof, or (iii) a statutory declaration of a witness of such execution.

10.5 SATISFACTION AND DISCHARGE OF AGREEMENT

                  Upon the earliest of:

        (a) the date by which there shall have been delivered to the Subscription Receipt Agent for surrender or cancellation all Subscription Receipt Certificates theretofore certified hereunder;

        (b) the issue of certificates or Book-Entry Only System customer confirmations representing Trust Units and payment of all monies required to all registered holders of Subscription Receipts as provided in Subsections 3.3(c) and (d); or

        (c) the payment of all monies required where the Acquisition is terminated or the Acquisition Time does not occur by the Deadline as provided in Subsections 3.5(c) and (d),

this Agreement shall cease to be of further effect and the Subscription Receipt Agent, on demand of and at the cost and expense of the Trust and upon delivery to the Subscription Receipt Agent of a certificate of the Trust stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Agreement. Notwithstanding the foregoing, the indemnities and limitations of liability provided to the Subscription Receipt Agent by the Trust hereunder shall remain in full force and effect and survive the termination of this Agreement.

10.6 PROVISIONS OF AGREEMENT AND SUBSCRIPTION RECEIPTS FOR THE SOLE BENEFIT OF PARTIES AND RECEIPTHOLDERS

                  Nothing in this Agreement or in the Subscription Receipt Certificates, expressed or implied, shall give or be construed to give to any person other than the parties hereto, the Receiptholders and the transferees of Subscription Receipts as contemplated in Section 3.3 or 3.5, as the case may be, any legal or equitable right, remedy or claim under this Agreement, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto, the Receiptholders and such transferees.

10.7 SUBSCRIPTION RECEIPTS OWNED BY THE TRUST OR ITS SUBSIDIARIES - CERTIFICATE TO BE PROVIDED

                  For the purpose of disregarding any Subscription Receipts owned legally or beneficially by the Trust or any affiliated entity of the Trust in Section 7.16, the Trust shall provide to the Subscription Receipt Agent, from time to time, a certificate of the Trust setting forth as at the date of such certificate the number of Subscription Receipts owned legally or beneficially by the Trust or any affiliated entity of the Trust, and the Subscription Receipt Agent, in making the computations in Section 7.16, shall be entitled to rely on such certificate without requiring further evidence thereof.

10.8              EFFECT OF EXECUTION

                  Notwithstanding any provision of this Agreement, should any Subscription Receipt Certificates be issued and certified in accordance with the terms hereof prior to the actual time of execution of this Agreement by the Trust and the Subscription Receipt Agent, any such Subscription Receipt Certificates shall be void and of no value and effect until such actual execution.

10.9              TRUST OBLIGATIONS

                  Where any reference is made herein to an act to be performed by, for or on behalf of the Trust, such reference shall be construed and applied for purposes of this Agreement as if it referred to an act to be performed by, for or on behalf of the Trustee of the Trust, in its capacity as trustee of the Trust and where any reference is made herein to an act to be performed by, for or on behalf of the Trustee, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by, for or on behalf of the Trustee in its capacity as trustee of the Trust. Resort shall be had only to the property and assets of the Trust (and not any other assets or property of the Trustee or any holder of Trust Units) for satisfaction of any obligation or claim arising out of or in connection with any liability or obligation of the Trust arising under this Agreement. Neither the holders of Trust Units nor the Trustee shall have any personal liability or obligations in respect of the obligations of the Trust under this Agreement, and any recourse a party hereto may have against the Trust pursuant to this Agreement shall be solely against the assets of the Trust.

10.10    TIME OF ESSENCE

            Time is and shall remain of the essence of this Agreement.

10.11    COUNTERPARTS

            This Agreement may be executed and delivered in counterparts, each of which when so executed and delivered shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.


                  IN WITNESS WHEREOF the parties hereto have executed this Agreement under their respective corporate seals and the hands of their proper officers in that behalf.

HARVEST ENERGY TRUST, by its administrator HARVEST OPERATIONS CORP.

By: /s/ David J. Rain
    --------------------------



By:

NATIONAL BANK FINANCIAL INC. on its own behalf and on behalf of TD SECURITIES INC., CIBC WORLD MARKETS INC., SCOTIA CAPITAL INC., CANACCORD CAPITAL CORPORATION, GMP SECURITIES LTD. FIRSTENERGY CAPITAL CORP., TRISTONE CAPITAL INC., HAYWOOD SECURITIES INC. and RAYMOND JAMES LTD.


By:  L. Trevor Anderson



VALIANT TRUST COMPANY

By: /s/ PHILIP MENARD

By: /s/ CONCEPCION JALBUENA

                                  SCHEDULE "A"


                    FORM OF SUBSCRIPTION RECEIPT CERTIFICATE

[THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF HARVEST ENERGY TRUST THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO HARVEST ENERGY TRUST, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT,
(D) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, OR (E) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A LEGAL OPINION SATISFACTORY TO HARVEST ENERGY TRUST.

IF THESE SECURITIES ARE BEING SOLD IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AT A TIME WHEN HARVEST ENERGY TRUST IS A "FOREIGN ISSUER" AS DEFINED BY REGULATION S, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM VALIANT TRUST COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO VALIANT TRUST COMPANY AND HARVEST ENERGY TRUST, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.]

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE CANADIAN DEPOSITORY FOR SECURITIES LIMITED ("CDS") TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS AN INTEREST HEREIN.

                              HARVEST ENERGY TRUST

     (a trust established under the laws of the Province of Alberta)

NUMBER:  ____ CUSIP/ISIN: o/o

THIS IS TO CERTIFY THAT ______________ (the "HOLDER") is the registered holder of ________ Subscription Receipts represented hereby.

The Subscription Receipts represented by this Subscription Receipt certificate (this "CERTIFICATE") are issued pursuant to a Subscription Receipt Agreement ("AGREEMENT") dated August 2, 2005, among Harvest Energy Trust (the "TRUST"), Valiant Trust Company (the "SUBSCRIPTION RECEIPT AGENT") and National Bank Financial Inc., on its own behalf and on behalf of the Underwriters.

Capitalized terms used in the Agreement have the same meaning herein as therein, unless otherwise defined.

                  Each Subscription Receipt entitles the holder:

         (a) if the Acquisition Time occurs by the Deadline, to receive, for no additional consideration, one Trust Unit plus such holder's Acquisition Payment, if any, less applicable withholding taxes; or

         (b) if the Acquisition Time does not occur by the Deadline, the Acquisition is terminated at any earlier time or the Trust has advised the Underwriters or announced to the public that it does not intend to proceed with the Acquisition, to receive an amount equal to the sum of the Subscription Price and such holder's PRO RATA share of the Earned Interest, less applicable withholding taxes, all in the manner and on the terms and conditions set out in the Agreement.

The Subscription Receipts represented hereby are issued under and pursuant to the Agreement. Reference is hereby made to the Agreement and any and all other instruments supplemental or ancillary thereto for a full description of the rights of the holders of the Subscription Receipts and the terms and conditions upon which such Subscription Receipts are, or are to be, issued and held, all to the same effect as if the provisions of the Agreement and all instruments supplemental or ancillary thereto were herein set forth, and to all of which provisions the holder of these Subscription Receipts by acceptance hereof assents. In the event of a conflict or inconsistency between the terms of the Agreement and this Certificate, the terms of the Agreement shall prevail.

The holding of the Subscription Receipts evidenced by this Certificate shall not constitute the holder hereof a Unitholder of the Trust or entitle such holder to any right or interest in respect thereof except as herein and in the Agreement expressly provided.

The Agreement contains provisions making binding upon all holders of Subscription Receipts outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and by instruments in writing signed by the holders of a specified majority of the outstanding Subscription Receipts and also contains provisions binding upon all holders of Subscription Receipts.

The Subscription Receipts evidenced by this Certificate may be transferred on the register kept at the offices of the Subscription Receipt Agent by the registered holder hereof or his legal representatives or his attorney duly appointed by an instrument in writing in form and execution satisfactory to the Subscription Receipt Agent, only upon payment of the charges provided for in the Agreement and upon compliance with such reasonable requirements as the Subscription Receipt Agent may prescribe. The transfer register shall be closed at 5:00 p.m. (Calgary time) on the earlier to occur of the Acquisition Date and the Termination Date (subject to settlement of trades).

This Certificate shall not be valid for any purpose whatever unless and until it has been countersigned by or on behalf of the Subscription Receipt Agent.

Time shall be of the essence hereof. This Certificate is governed by the laws of Alberta and the laws of Canada applicable therein. IN WITNESS WHEREOF the Trust has caused this Certificate to be signed by a duly authorized representative as of August 2, 2005.

                                             HARVEST ENERGY TRUST by
                                             HARVEST OPERATIONS CORP.


                                             By:
                                             Name:
                                             Title:



     Countersigned by:                       VALIANT TRUST COMPANY as
                                             Subscription Receipt
                                             Agent

                                             By:
                                             Name:
                                             Title:



                                             By:
                                             Name:
                                             Title: